EXHIBIT 99.1

Aleafia Health Secures Health Canada Licence Amendment for Entire 1.1M sq. ft. Port Perry Outdoor Cultivation Facility

TORONTO, July 15, 2019 (GLOBE NEWSWIRE) -- Aleafia Health Inc. (TSX: ALEF, OTC: ALEAF, FRA: ARAH) (“Aleafia Health” or the “Company”) is pleased to announce that on July 12, 2019, Aleafia Health’s wholly-owned subsidiary, Aleafia Farms Inc., secured a License Amendment (the “Licence”) under Health Canada’s Cannabis Regulations authorizing cannabis cultivation for the entirety of the Company’s Port Perry Outdoor Grow facility. The Licence immediately increases the Company’s licensed and operational outdoor cultivation area from 292,000 sq. ft. to over 1.1 million sq. ft.

As previously announced on June 10, 2019, Aleafia Farms received approval for cultivation in Zone 1 of the Outdoor Grow facility, and days later completed the planting of Canada’s first legal, large-scale outdoor crop. The License now adds Zones 2, 3 and 4 which encompasses the full 1.1 million sq. ft. cultivation area. The License is effective as of July 12, 2019 and expires on October 13, 2020.

The Company expects to commence planting the newly licensed area on July 15, 2019, using approximately 7,000 cannabis plants currently growing in pots in Zone 1. The Outdoor Grow operation will be overseen by Aleafia Health’s proven, experienced cultivation team, which together have led the build-out and operations of seven cannabis cultivation facilities.

“The immediate four-fold increase in Aleafia Health’s licensed and operational cultivation area is our most significant milestone to date,” said Aleafia Health Chairman Julian Fantino. “We will continue to lead the way in low-cost production. This exponentially increases our total cultivation footprint while securing and increasing product supply for medical cannabis patients.”

It is intended that the cannabis grown at the Company’s Outdoor Grow facility will be processed at the Company’s Paris Facility, for the extraction and production of high-margin products within a closed loop ecosystem.

“Our team is again relentlessly focused on execution, with plants in the ground within one business day of receiving our new Health Canada licence,” said Aleafia Health CEO Geoffrey Benic. “We plan to benefit from the increasing scale of our production operations across three facilities. Low-cost cannabis grown at Port Perry will accelerate and scale our mission of growing, producing and selling high-margin value-added cannabis health and wellness products globally.”

For Investor and Media Relations, please contact:

Nicholas Bergamini, VP Investor Relations
416-860-5665
IR@AleafiaHealth.com
LEARN MORE: www.AleafiaHealth.com

About Aleafia Health:

Aleafia Health is a leading, vertically integrated cannabis health and wellness company with four primary business units: Cannabis Cultivation & Products, Health & Wellness Clinics, Cannabis Education, and Consumer Experience with ecommerce, retail distribution and provincial supply agreements.

Aleafia Health through its subsidiaries owns three major cannabis product & cultivation facilities, two of which are licensed and operational. The Company produces a diverse portfolio of commercially proven, high-margin derivative products including oils, capsules and sprays. Aleafia Health operates the largest national network of medical cannabis clinics and education centres staffed by MDs, nurse practitioners and educators.

Aleafia Health maintains a medical cannabis dataset with over 10 million data points to inform proprietary illness-specific product development and treatment best practices. The Company is committed to creating sustainable shareholder value and has been named the 2019 top performing company of the year by the TSX Venture Exchange prior to graduation to the TSX.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities laws. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aleafia Health or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks contained in the Company’s annual information form filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

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The photo is also available at Newscom, www.newscom.com, and via AP PhotoExpress.